

July 20, 2011

<u>Via Facsimile</u>
Jing'an Wang
Chief Executive Officer
Huifeng Bio-Pharmaceutical Technology, Inc.
16B/F Ruixin Bldg., No. 25 Gaoxin Road
Xi'an 710075, Shaanxi Province, China

> **Re: Huifeng Bio-Pharmaceutical Technology, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 15, 2011**
> **File No. 000-32253**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.   If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01

1. The Item 4.01 Form 8-K was not filed within 4 business days of the date of the dismissal of your former auditors. Please note that this delinquency may impact your eligibility requirements for filing on Form S-3.

2. Please revise your filing to state whether during the registrant's two most recent fiscal years and any subsequent interim period preceding dismissal, there were any disagreements with the former accountant. You should specify the "subsequent interim period" as the "interim period through April 11, 2011".

3. Please revise your filing to provide the information required by Item 304(a)(1)(v) of Regulation S-K regarding all reportable events that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of dismissal. Please describe the nature of each reportable event and

state whether the Board of Directors discussed the subject matter of each reportable event with the former accountant.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief